# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ooma, Inc., CIK 0001327688
CUSIP: 683416101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 525 Almanor Avenue, Suite 200, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-019204
Filed by CIK 0001336800

## Reporting persons
- Trigran Investments, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 832,877; sole dispositive power 0; shared dispositive power 923,264; aggregate amount beneficially owned 923,264 (3.4% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.
- Douglas T. Granat: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 832,877; sole dispositive power 0; shared dispositive power 923,264; aggregate amount beneficially owned 923,264 (3.4% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.
- Lawrence A. Oberman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 832,877; sole dispositive power 0; shared dispositive power 923,264; aggregate amount beneficially owned 923,264 (3.4% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.
- Steven G. Simon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 832,877; sole dispositive power 0; shared dispositive power 923,264; aggregate amount beneficially owned 923,264 (3.4% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.
- Bradley F. Simon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 832,877; sole dispositive power 0; shared dispositive power 923,264; aggregate amount beneficially owned 923,264 (3.4% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.
- Steven R. Monieson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 832,877; sole dispositive power 0; shared dispositive power 923,264; aggregate amount beneficially owned 923,264 (3.4% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.

## Item 1. Issuer
Name of issuer: Ooma, Inc.
Address of issuer's principal executive offices: 525 Almanor Avenue, Suite 200, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing: See Item 2(c)
Address of principal business office or, if none, residence: See Item 2(c)
Citizenship:
Trigran Investments, Inc., 630 Dundee Road, Suite 230, Northbrook, IL 60062 (Illinois corporation)

Douglas T. Granat, 630 Dundee Road, Suite 230, Northbrook, IL 60062 (U.S. Citizen)

Lawrence A. Oberman, 630 Dundee Road, Suite 230, Northbrook, IL 60062 (U.S. Citizen)

Steven G. Simon, 630 Dundee Road, Suite 230, Northbrook, IL 60062 (U.S. Citizen)

Bradley F. Simon, 630 Dundee Road, Suite 230, Northbrook, IL 60062 (U.S. Citizen)

Steven R. Monieson, 630 Dundee Road, Suite 230, Northbrook, IL 60062 (U.S. Citizen)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

Douglas Granat, Lawrence A. Oberman, Steven G. Simon, Bradley F. Simon, and Steven R. Monieson are the controlling shareholders and officers of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.
Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Agreement to Make a Joint Filing

## Signatures
- Trigran Investments, Inc.: /s/ Lawrence A. Oberman, Executive Vice President (05/12/2026)
- Douglas T. Granat: /s/ Douglas Granat, Douglas Granat (05/12/2026)
- Lawrence A. Oberman: /s/ Lawrence A. Oberman, Lawrence A. Oberman (05/12/2026)
- Steven G. Simon: /s/ Steve G. Simon, Steven G. Simon (05/12/2026)
- Bradley F. Simon: /s/ Bradley F. Simon, Bradley F. Simon (05/12/2026)
- Steven R. Monieson: /s/ Steven R. Monieson, Steven R. Monieson (05/12/2026)